Exhibit 4.25

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated as of 15 June, 2005, between Prana Biotechnology Limited, an Australian corporation (the “Company”) with its principal offices at Level 2, 369 Royal Parade, Parkville, Victoria, Australia, and Geoffrey Kempler (the “Executive”), residing at 19 Crotonhurst Avenue North Caulfield 3161, Victoria, Australia.

WHEREAS, the Company desires to employ the Executive, and the Executive desires to be employed by the Company, upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment. The Company hereby employs the Executive, and the Executive agrees to accept such employment, upon the terms and conditions herein set forth.

2. Employment Period. The term of employment hereunder shall commence on the date hereof, 15 June, 2005, and continue until termination as provided herein (the “Employment Period”). It is acknowledged that the Executive has previously provided services to the Company, this Agreement applies only to his employment as from (and including) 15 June 2005, and prior accrued entitlements of the Executive are not adversely affected by this Agreement.

3. Position and Duties. The Executive hereby agrees to serve as Chief Executive Officer (CEO) of the Company and shall have the duties, responsibilities and authority as more fully set forth on Attachment A attached hereto. In such capacity the Executive shall report to the Board of Directors of the Company and shall serve on the Board of Directors. As an existing Director of the Company, termination of the CEO role will not terminate the Executive’s directorship on the Board. The Executive shall devote his best efforts and attention to the performance of services to the Company in accordance with the terms hereof and as may reasonably be requested by the Company.

4. Compensation and Other Terms of Employment.

(a) Base Compensation. In consideration of the performance of his duties for the Company, for the period beginning 15 June, 2005 through and including the termination of this Agreement as provided herein, the Executive's base compensation will be no less than $367,000 per year (the “Base Salary”) payable in accordance with the Company’s regular payroll practices (e.g., timing of payments and standard employee deductions, such as income and employment tax withholdings). The foregoing salary may be increased, but not decreased, at the discretion of the Board of Directors.

(b) Bonus Compensation. The Company will pay Executive a bonus in the amount of $100,000 for achievement of the satisfactory completion of a successful Phase One trial within the timeframe specified by the Company Strategic Plan and a further $100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage. Upon termination of this Agreement pursuant to the Executive's death or disability pursuant to Section 5(e) below, the Company shall pay a pro-rata bonus pursuant to Section 5(e).

(c) Within thirty days of the earlier of the next Annual General Meeting (timing yet to be determined but expected to be between September and November 2005) or the next General Meeting, and subject to shareholder approval of an appropriate resolution, the Company shall consider the grant to the Executive of zepo options for a number of ordinary shares determined by the Remuneration Committee based upon the Executive’s performance. Such options will vest over a period of four years, with 25% vesting at the end of each year from the beginning of the four-year period. The options will expire at the end of eight years from the initial date of the grant. No tranche of these options may be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. The Executive will not be entitled to sell any of the options so exercised unless he has the consent of the Board.

(d) It is intended that the Executive should have no disincentive to his spending additional days each year in the USA. Accordingly, the Base Salary and bonus will be adjusted each year (by agreement between the Executive and the Board of Directors) to compensate the Executive for differences in Australian and United States tax rates in the event that this difference has penalized the Executive for spending significant time in the USA.

(e) Business Expenses. Upon presentation of vouchers and similar receipts, the Executive shall be entitled to receive reimbursement in accordance with the policies and procedures of the Company maintained from time to time for all reasonable business expenses actually incurred in the performance of his duties for the Company.

(f) Vacation. The Executive shall be entitled to twenty (20) days of vacation during each calendar year of the Employment Period. Any vacation days that the Executive does not use in a calendar year will automatically be carried over for use in the following year to a maximum carry of two years. Any vacation days that the Executive has not used at the termination of the Employment Period will be paid to the Executive at his Base Salary rate in effect at the time of termination.

(g) Benefits. The Executive shall be entitled to participate in such employment benefits, including but not limited to a retirement plan, health, dental, life insurance, and short and long term disability plans as are established by the Company and as in effect from time to time applicable to executives of the Company.

(h) Review. The Remuneration Committee of the Company (or if there is no Remuneration Committee for the time being, the Board or a committee of the Board) shall not less than once each year consider and if thought fit recommend to the Board (or, in the case of the Board, propose) changes to the salary to be received by the Executive pursuant to this Agreement or as applying after an earlier review or amendment of terms. The purpose of the review and recommended or proposed changes shall be to ensure that the salary of the Executive, when considered together with all other benefits to which the Executive is or may become entitled under this Agreement, is comparable with and maintains parity with salaries representatives payable to executives in like circumstances when benefits to which such executives may reasonably be expected to be or to become entitled are taken into account. Such review shall be carried out in accordance with the corporate governance policies of the Company applicable at the time (if any). The Executive shall not be involved in any discussions or decision concerning recommendations or proposals.

5. Termination and Consequences.

(a) The Executive’s Right to Terminate. Notwithstanding any other provision of this Agreement to the contrary, the Executive may terminate this Agreement: (i) at any time during the Employment Period for Good Reason (as defined in Section 5(f) below), on at least thirty (30) days' prior written notice; or (ii) without Good Reason on at least ninety (90) days' prior written notice to the Company.

(b) The Company's Right to Terminate. Notwithstanding any other provision of this Agreement to the contrary, the Company may terminate this Agreement: (i) at any time during the Employment Period, with Cause (as defined in Section 5(g) below); or (ii) without Cause, on at least ninety (90) days’ prior written notice to the Executive but in any event, not prior to 1 June, 2010.

(c) Consequences of Termination Without Cause or for Good Reason. If the Company terminates this Agreement without Cause, or if the Executive terminates this Agreement with Good Reason, the Company shall (i) pay the Executive within ninety (90) days of the termination date such sum or sums as he would have been entitled to receive had he continued to provide services under this Agreement until 1 June 2010, notwithstanding that those services will not be required to be provided; (ii) immediately pay the Executive all unreimbursed business expenses and accrued, unused vacation days; and (iii) accelerate the vesting of any unvested options to purchase ordinary shares and permit Executive to exercise such options during the remainder of the exercise period for such options.

(d) Consequences of Termination With Cause or Without Good Reason. If the Company terminates this Agreement with Cause or the Executive terminates this Agreement Without Good Reason, then (i) Executive's Base Salary shall be discontinued upon the termination of the Employment Period; (ii)  Bonus Compensation shall be pro-rated only if termination with Cause occurs in the first year; and (iii) the Company shall pay the Executive all unreimbursed business expenses and accrued, unused vacation days; and (iv) Executive shall be permitted to exercise only unvested options to purchase shares that pre-existed this contract.

(e) Consequences of Termination for Death or Disability. If the Executive dies during the term of this Agreement, then the Agreement shall terminate, except that the Company shall pay to Executive's estate all accrued Base Salary, pro-rata Bonus Compensation and unreimbursed business expenses and accrued, unused vacation days that the Executive would otherwise have been entitled to receive. Executive's estate shall also be permitted to exercise Executive's vested options for shares. If the Executive is unable to perform his functions because of Disability and the Agreement is terminated for that reason, the Executive shall be entitled to receive the same amount that the Company would be obligated to pay if the Executive had died during the term of this Agreement less the amounts of payment under any disability policy maintained by the Company.

(f) Definition of Good Reason. “Good Reason” means (i) a material reduction of the Executive's duties and responsibilities from those in effect immediately prior to the reduction or change, (ii) a requirement that the Executive relocate his primary office more than 50 kilometres from North Caulfield, Victoria, or (iii) material breach by the Company of any provision of this Agreement after receipt of ten (10) days written notice thereof from the Executive and failure by the Company to cure the breach within thirty (30) days thereafter, or (iv) the occurrence of an event described in sub-paragraphs i), ii), ii) or iv) of Section 5(i) where notice is given by the Executive in accordance with sub-paragraph (BB) of Section 5(i).

(g) Definition of Cause. “Cause” means the Executive's (i) conviction of a felony, (ii) commission of acts of fraud, misappropriation, embezzlement, or theft, or (iii) willful or repeated failure to follow lawful specific directives of the Board of Directors to act or refrain from acting, which directives are consistent with the Executive's position as Chief Executive Officer of the Company. Before the Company can terminate the Executive for Cause under clause (g)(iii) of this Section 5(g), the Company must give the Executive written notice setting forth the Company’s dissatisfaction with the Executive and the reasons therefor, and give the Executive thirty (30) days to cure the circumstances supporting the for Cause determination.

(h) Definition of Disability.“Disability” means the inability of the Executive to perform the Executive’s duties of employment to the Company pursuant to the terms of this Agreement, because of physical or mental disability where such disability shall have existed for a period of more than sixty (60) consecutive days or an aggregate of ninety (90) days in any 365 day period. The existence of a Disability means that the Executive’s mental and/or physical condition substantially interferes with the Executive’s performance of his substantive duties for the Company as specified in this Agreement. The fact of whether or not a Disability exists hereunder shall be determined by a professionally qualified medical expert selected by the Company and the Executive.

(i) Change of Control. Despite anything to the contrary in this Agreement, in the event that:

i) there is an effective change of control of fifty percent (50%) of the issued capital of the Company;

ii) the business, operations or capital of the Company is merged in or combined with that of another entity or entities; or

iii) the membership of the Board changes to the extent that at least 50% of the Board did not hold office at the date of this of this Agreement; or

iv) control of the composition of the Board changes to the extent that control of the composition of the Board is or can be exercised by parties who did not control the composition of the Board at the date of this of this Agreement, then, without limiting the other circumstances in which Section 5(c) may apply, Section 5(c) shall apply:

(AA)  if the Company subsequently terminates this Agreement without Cause (as herein defined); and

(BB) if the Executive terminates this Agreement, which termination shall be deemed to have been termination with Good Reason (as herein defined) provided always that the Executive gives at least one (1) month's written notice to the Company within a period of six (6) months immediately following the occurrence of an event described in sub-paragraphs i), ii), iii) or iv) of this Section 5(i).

(j) Non-disparagement. In the event that Executive terminates this Agreement with or without Good Reason, or that the Company terminates this Agreement with or without Cause, the Company and the Executive agree that they will not disparage each other in any way.

(k) Resignation as a Director. If the Executive resigns as a Director he shall immediately resign (or be deemed to have resigned) as Chief Executive Officer (CEO) and to have terminated this Agreement. The provisions of this Section 5 shall apply to such termination of this Agreement (that is, such termination or deemed termination of this Agreement by the Executive shall either have been with Good Reason or not with Good Reason, as the case may be, as provided for above).

6. Records and Confidential Data.

(a) Acknowledgement. The Executive acknowledges that in connection with the performance of his duties during the term of his employment the Company will make available to the Executive, or the Executive will have access to, certain Confidential Information (as defined below) of the Company. The Executive acknowledges and agrees that any and all Confidential Information learned or obtained by the Executive during the course of his employment by the Company or otherwise whether developed by the Executive alone or in conjunction with others or otherwise, shall be and is the property of the Company and its affiliates.

(b) Confidentiality Obligations. During the term of his employment and thereafter Executive shall keep all Confidential Information confidential and will not use such Confidential Information other than in connection with the Executive’s discharge of his duties hereunder, and will be safeguarded by the Executive from unauthorized disclosure. This covenant is not intended to, and does not limit in any way Executive’s duties and obligations to the Company under statutory and common law not to disclose or make personal use of the Confidential Information or trade secrets.

(c) Return of Confidential Information. Following the Executive’s termination of employment, as soon as possible after the Company’s written request, the Executive will return to the Company all written Confidential Information which has been provided to the Executive and the Executive will destroy all copies of any analyses, compilations, studies or other documents prepared by the Executive or for the Executive’s use containing or reflecting any Confidential Information.

(d) Definition. For the purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of the Company, and its affiliates, including, without limitation, the Company’s scientific information, marketing strategies, pricing policies or characteristics, customers and customer information, product or product specifications, designs, software systems, leasing costs, cost of equipment, customer lists, business or business prospects, plans, proposals, codes, marketing studies, research, reports, investigations, or other information of similar character. For purposes of this Agreement, the Confidential Information shall not include and the Executive’s obligations under this Section 6 shall not extend to (i) information which is generally available to the public, (ii) information obtained by the Executive from third persons, other than Executives of the Company, the Company and the Company’s affiliates, not under agreement to maintain the confidentiality of the same and (iii) information which is required to be disclosed by law or legal process and (iv) information known to Executive prior to commencement of his employment with the Company, as evidenced by written documentation.

7. Arbitration.

(a) Good Faith Discussions. The parties shall meet and discuss in good faith any dispute between them arising out of this Agreement.

(b) Mediation. If the discussions referred to in the preceding Section 7(a) fail to resolve the relevant dispute, either party may (by written notice to the other party) require that the dispute be submitted for mediation by a single mediator nominated by the President for the time being of the Victorian Law Institute of Victoria Society. In the event of any such submission to mediation:

i) The mediator shall be deemed to be not acting as an expert or as an arbitrator;

ii) The mediator shall determine the procedure and timetable for the mediation; and

iii) The cost of the mediation shall be shared equally between the parties.

(c) Legal Proceedings. Neither party may issue any legal proceedings in respect of any such dispute unless that party has first taken all reasonable steps to comply with Sections 7(a) and (b).

8. Miscellaneous Provisions.

(a) Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made (i) if delivered personally; (ii) after the expiration of thirty (30) days from the date upon which such notice was mailed from within the United States or Australia by certified mail, return receipt requested, postage prepaid; or (iii) upon receipt by prepaid telegram, facsimile transmission or electronic mail transmission (with written confirmation of receipt for each kind of transmission). All notices given or made pursuant hereto shall be so given or made to the Executive at the address contained in the Company's personnel records and to the Company at its headquarters, addressed to the attention of the Chair of the Board of Directors.

(b) The Executive’s Representations and Warranties. The Executive hereby represents and warrants that he is not a party to any agreement, contract or understanding that would in any way restrict or prohibit him from undertaking or performing any of his obligations under this Agreement.

(c) Amendments. Except as set forth in Section 4 above, this Agreement shall not be changed or amended unless in writing and signed by both the Executive and the Company.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Victoria applicable to contracts executed in and to be performed entirely within that jurisdiction. Each party irrevocably submits to the non-exclusive jurisdiction of courts of that state and the courts of appeal therefrom and waives any right to object to such jurisdiction on the basis of domicile or of being an inconvenient forum.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

PRANA BIOTECHNOLOGY LIMITED

By:	/s/
Name:
Title:

THE EXECUTIVE:

Geoffrey Kempler

ATTACHMENT A

DESCRIPTION OF DUTIES

The Executive shall have the responsibilities and functions generally associated with the position of Chief Executive Officer (CEO), including but not limited to:

▪
Develop and implement a business plan approved by the Board of Directors to provide a clear and rational basis for the ongoing prioritisation of the Company's activities and resource allocation, updated as required.

▪	Develop and expand the management team of the Company.

▪	Demonstrate strong commerciality in dealing with the Company's assets.

▪	Direct and oversee relationships with major pharmaceutical companies, government regulatory agencies, investors and others.

▪	Work to continually improve the capitalisation and ensure the ongoing funding of the Company.

▪	Comply with current or future Company policies.